BOK Financial acquisition of CoBiz Financial

Core message
This transaction creates the premier commercial banking franchise in the Colorado and Arizona markets.

Supporting point one: CoBiz Financial was among our top acquisition candidates.

•	Directly aligned with BOK Financial’s stated objective to acquire a quality franchise within the existing footprint that has demonstrated organic growth and has a strong credit culture.

•	Strengthens and provides additional economies of scale in two key in-footprint growth markets - Denver and Phoenix.

•	CoBiz’s expertise in commercial banking and business banking overlaps with BOK Financial’s areas of expertise.

•	CoBiz’s specialty lending lines of business, including healthcare and public finance, overlap with BOK Financial’s specialty lending approach.

•
Provides significant organic growth opportunities through cross-selling of other products and services, especially treasury management, private banking, and wealth management. CoBiz generates approximately 20 percent of revenue from fee income compared to 43 percent for BOK Financial.

•	CoBiz’s credit standards are closely aligned with BOK Financial’s.

•	Provides additional client-facing talent in the Denver and Phoenix markets.

•	Strong cultural alignment between the two companies, including a commitment to serving the community.

Supporting point two: This is a financially-compelling transaction.

•	Efficient and accretive deployment of excess capital and cash.

•	The transaction is expected to deliver an internal rate of return in excess of 20 percent.

•	The transaction is expected to be six percent accretive to earnings in 2019, and nine percent accretive to earnings per share in 2020, the first full year with synergies.

•	The transaction is also expected to be accretive to ROE, ROA, efficiency ratio, and NIM.

•	The transaction expands our presence in two targeted growth markets. In Colorado, our deposit share ranking increases from number 17 to 7; in Arizona our deposit share ranking increases from 17 to 11.

•	BOK Financial remains well capitalized post-closing.

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There are significant organic growth opportunities once the transaction is completed, as CoBiz currently generates approximately 20 percent of revenue from fees. We see opportunities within treasury management, wealth management, and private banking, among others.

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The transaction provides additional geographic diversification from Oklahoma and Texas. On a pro-forma basis, Colorado and Arizona increase to 17 and 10 percent of the loan portfolio, respectively (from eight and five percent, respectively, as of March 31). Texas and Oklahoma decrease to 29 and 16 percent of the loan portfolio, respectively (from 34 and 19 percent, respectively, as of March 31).

•	The transaction increases tradeable float in BOK Financial stock by approximately 30 percent, enhancing trading liquidity and removing a barrier to investing for certain potential shareholders.

Supporting point three: Denver and Phoenix are two of the most attractive growth markets within the BOK Financial footprint.

•	Denver MSA

◦	Home to 3.2 million(1) people and 37,000 businesses.

◦	Per capita annual income of $57,700.(1)

◦	Population expected to grow to 3.3 million by 2020.(2)

◦	18th largest economy in the U.S. as measured by gross metro product (GMP) and fourth largest in the BOK Financial footprint.(3)

◦	Unemployment is just three percent, significantly below the national average of 4.1 percent and the lowest in BOK Financial footprint.

◦	Denver ranked No. 1 among Forbes' 2016 The Best Places for Business and Careers for second-straight year.(3)

•	Phoenix MSA

◦	Home to 4.7 million people and 95,000 businesses.

◦	Fastest growing city in the United States, according to the U.S. Census Bureau.(4)

◦	16th largest economy in the U.S. as measured by gross metro product (GMP) and third largest in the BOK Financial footprint.(2)

Sources

1.	http://www.metrodenver.org/media/851036/2018-Forecast_013018.pdf; population on p. 21 for seven-county metro area (includes Boulder)

2.	http://www.metrodenver.org/do-business/demographics/population/

3.	https://www.statista.com/statistics/183808/gmp-of-the-20-biggest-metro-areas/

4.	https://www.bizjournals.com/phoenix/news/2017/05/25/phoenix-tops-us-in-population-growth-more-than-la.html

Sample Q&A

General questions
Why did BOK Financial acquire CoBiz Financial?
CoBiz was one of the top banks we identified when we first formulated our merger and acquisition strategy four years ago. Like us, they are focused on commercial clients, have a strong credit culture, are committed to the communities they serve, and have a great track record of organic growth. The transaction also drives significant financial benefit for shareholders of both companies.

Is this a merger or an acquisition?
BOK Financial is acquiring CoBiz.

Will CoBiz change its name?
We are currently evaluating our brand strategy in Colorado and Phoenix and will make a determination and announcement at a later date.

How long will regulatory approval take?
We anticipate regulatory approval in four to six months.

How long will it be before the integration process is complete?
We anticipate integration to take place shortly after closing, most likely in the first quarter of 2019.

I read that BOK Financial paid a very high price for CoBiz. Why?
BOK Financial paid a fair, market-based price for this transaction. BOK Financial is a buyer of premium franchises - banks that have shown an ability to grow organically, that have strong credit cultures and leadership teams, and have demonstrated excellent financial performance across multiple economic cycles. After a thorough review, BOK Financial’s leadership team determined that CoBiz was a perfect fit based on these criteria.

Moreover, the financial metrics of the transaction are compelling, and it is expected to be materially accretive to earnings per share and drive an internal rate of return in excess of 20 percent.

Client questions
Are any bank locations going to be closed?
CoBiz has eight banking centers in the Denver metro area and four in the Phoenix metro area. BOK Financial has 12 banking centers in the Denver metro area and four in the Phoenix metro area. We anticipate that there will be some overlap and banking center consolidation, but we have not made any final determinations at this point.

When will I know if my banking center is going to close?
We will let employees and clients know as soon as any decisions are made regarding banking center closures.

What does this deal mean to me as a client of BOK Financial?
The acquisition demonstrates that BOK Financial is committed to growth and is poised to be a consolidator in the banking industry.

When can I start banking at CoBiz branches?
The closing is expected to be completed in late 2018 with conversion in early 2019. Clients should be able to use both banks’ banking centers shortly after that.

Does this affect my FDIC insurance?
Only if you have in excess of $250,000 of combined deposits at the two banks. If that is the case, we can work with you to determine solutions to help cover your deposits with FDIC insurance.

Employee questions
Will any jobs be eliminated?
As with any acquisition, there is a possibility for overlapping functions and roles. However, we do not expect any major impact on client-facing employees at either bank.

Does George Kaiser still own the majority of BOK Financial shares?
Yes; however, as we are using stock as currency in the acquisition, Kaiser’s ownership stake will be reduced slightly from 59 percent to 54 percent.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, BOK Financial Corporation will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS

REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BOK Financial Corporation and CoBiz Financial Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CoBiz Financial Inc. at ir.cobizfinancial.com or from BOK Financial Corporation by accessing BOK Financial Corporation’s website at www.bokf.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Inc. Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling (303) 312-3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Corporation Investor Relations at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, by calling (918) 588-6000 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits;

business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.